UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 12, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Obagi Medical Products, Inc.

File No. 1-33204 – CF# 23324

_____

Obagi Medical Products, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009.

Based on representations by Obagi Medical Products, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.48	through December 4, 2017
Exhibit 10.49	through December 4, 2013
Exhibit 10.50	through August 14, 2010
Exhibit 10.51	through April 1, 2009
Exhibit 10.52	through January 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel